VIA EDGAR

June 11, 2009

H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 4561
Washington, D.C.  20549

Re:         Smart Balance, Inc.
Form 10-K for the year ended December 31, 2008 Filed February 27, 2009 and
Definitive Proxy Statement Filed April 9, 2009
SEC File No.:  001-33595

Dear Mr. Schwall:

The following information is furnished in response to the comments in your letter to Alan S. Gever, our Executive Vice President, dated May 21, 2009.  Both the comments and the Company’s responses thereto are provided below for your convenience.

Form 10-K for the year ended December 31, 2008

General:

1.  Comment: Please correct the Commission File Number indicated on the cover of your annual report to be No. 001-33595.

Response:            We will reflect our Commission File Number, No. 001-33595, on all future filings.

Sales and Distribution, page 4:

2.  Comment: If your sales to Wal-Mart are pursuant to an agreement, file that document as an exhibit to your Form 10-K.

Response:             Our sales to Wal-Mart are not pursuant to any agreement.  Wal-Mart purchases our products pursuant to periodic purchase orders.

Intellectual Property, page 6:

3.  Comment: File your licensing agreement with Brandeis University as an exhibit to the Form 10-K.

Mr. H. Roger Schwall
June 11, 2009

Response:       Our license agreement with Brandeis University (the “License Agreement”) is already included in our exhibits to Form 10-K – please see Exhibit 10.15.  The License Agreement covers a majority of our products upon which our business depends, including our buttery spreads products.  Our 2008 agreement with Brandeis University (the “2008 Agreement”) has not been filed as an exhibit because we do not believe that the contract is material to our business.  The contract provides us with the right to license products resulting from certain research currently being conducted by Brandeis University.  At this time, we do not sell, produce or license any products that were derived from the 2008 Agreement.  Furthermore, our business is not dependent on the 2008 Agreement to use a patent, formula, trade secret, process or trade name upon which we depend to a material extent.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 20:

Discussion of Results on an Operating Basis, page 26:

4.  Comment: We note you present a discussion of hypothetical “operating basis” results on pages 26 through 29 using the operating results of GFA Holdings, Inc. (GFA) prior to your acquisition of GFA on May 21, 2007, but excluding your pre-acquisition expenses prior to the acquisition date and your incremental non-cash expenses after the acquisition date.  While you should address material variances attributable to your acquisition in MD&A, this should be based on your historical results of operations.  Since you did not have operations prior to acquiring GFA, GFA would be your predecessor as the term is defined in Rule 405 of Regulation C.  Under these circumstances, you must include predecessor financial statements in your periodic reports as necessary to cover all periods required by the Form.  For example, your Form 10-K should also include predecessor (GFA) audited financial statements for 2006 and for 2007 up to the date of acquisition.  Your selected financial data should reflect similar predecessor financial information for all periods presented.  In MD&A, you should discuss and analyze your results along with those of your predecessor.  We would not object if you wish to show the GFA results for 2007 prior to your acquisition added to your results for all of 2007 as “non-GAAP combined”, eliminating only intercompany transactions but without further adjustment, for MD&A if you believe such presentation would be meaningful.

Response:

Presentation of “Operating Basis” Results:

The Company commenced reporting its results on an “operating basis” with the period ended June 30, 2007, which was the first period of operations after the Company’s acquisition of GFA on May 21, 2007.  Prior to the merger with GFA, the Company was a blank check company with no operations seeking to complete a business combination.  For periods prior to the date of the acquisition of GFA, the results of operations of the Company consisted primarily of formation costs and other expenses incurred in seeking and evaluating potential business combinations as a blank check company.  As a result, and as explained in the cautionary language presented in our MD&A, the GAAP results reported after the completion of the merger were not comparable to prior periods, when the Company had no operations.  As a result, the Company presented operating basis results in order to supplement the GAAP presentation.

Mr. H. Roger Schwall
June 11, 2009

The Company included its operating basis results because it believes that the discussion of operating basis results is more meaningful in explaining the Company’s results for all comparable reporting periods.  Without a presentation of operating basis results, investors and shareholders are not able to compare the operating performance of GFA.  GFA, prior to the acquisition, was a private operating company without public company non-operational expenses such as FAS 123R expenses, non-cash charges related to the release of performance based shares from escrow and depreciation and amortization expenses incurred by the parent company after the date of acquisition.  In 2007, these non-operational parent company costs amounted to almost $30 million.  In addition, we eliminated the parent company’s pre-acquisition operating costs which were non-operational in nature and included the complete operating results of GFA, which had its own operating costs.  By showing the Company’s results of operations on this operating basis, an investor can easily compare results of operations of GFA without being confused by costs and expenses that were not incurred in both periods so as to make them comparable.  Furthermore, a discussion of GAAP MD&A using GFA’s prior periods (as predecessor) would present the exact same comparability problem as previously described.

The Company believes that the presentation of operating basis results in MD&A is the most clear, concise and understandable method for investors to compare the operating performance of GFA period over period.  In accordance with the Staff’s Plain English Disclosure Rules, issuers are required to present information in the most clear, concise and understandable method to investors, including by using tabular presentation of complex information in order to make the discussion inviting to the reader.  Without the discussion of results on an operating basis, the Company would be required to explain material differences in its operations in narrative form in its GAAP MD&A.  The Company submits that a narrative presentation within GAAP MD&A would be less clear, concise or understandable than the existing disclosures.  For example, in order to explain the material differences in operating income (or loss) during the comparative periods, the Company would be required to narratively explain the significant non-operational expenses that were present in the post-merger company that were not present in the pre-merger company.  As an example, in 2007 the combined Company, on a non-GAAP combined basis, had operating income of approximately $2.4 million (after the elimination of duplicate overhead incurred by the parent company of approximately $1.1 million) while, in 2006, GFA had operating income of approximately $23.8 million.  The Company would have to use the MD&A to explain narratively that the $21.4 million negative swing in 2007 was due to non-operational expenses of $27.8 million that were not present in GFA until after the merger occurred and had no bearing on the actual operations of GFA.  Such explanation would be more difficult to digest than existing tabular disclosures.  Using this approach, almost every comparable financial measure would need additional explanation in order to provide the information that the investor is ultimately seeking in the post-merger Company, which are the operations of GFA, including whether items such as the operating income of GFA have improved compared with prior periods.  The Company submits that its presentation of results on an operating basis is the most plain English method of disclosing such information in a clear, concise and understandable method.

Mr. H. Roger Schwall
June 11, 2009

We strongly believe that by presenting results on an operating basis, the average investor can readily determine and better understand the growth in GFA’s sales, gross profit and operating income in a rational manner.  This approach has been consistently followed for each quarter and year-to-date periods through the end of 2008.  It should be noted that the tabular format used in all of our quarterly and annual reporting SEC filings includes related commentary and footnotes that clearly set forth how the operating basis financial information was derived. The financial information provided in that table under the column heading “GAAP Results Reported in the From-K” were the actual GAAP results for the parent company as reported in the Form 10-K while the column labeled “add GFA Results Prior to Acquisition” were the actual net sales, gross profit and operating income of GFA that are reconcilable to the audited financial statements for the year ended 2006.

It should also be noted that the Company provided in a Form 8-K, filed on December 4, 2007, a detailed summary setting forth, on a quarter to quarter basis and year to date basis from January 1, 2006 and the full year 2005, the operating basis results, reconciling from the audited statements of both the Company and GFA. This was provided to the investment community to allow them to better understand the Company’s combined results on a historical perspective adjusting for aforementioned items. It was our understanding that the investment community welcomed this constructive presentation.

On the basis of the facts and circumstances mentioned above, the Company respectfully requests the Staff to allow this presentation to stand without requiring the Company to amend its 10-K filing for the year ended December 31, 2008.  Going forward, due to the passage of time, this issue has become virtually moot.   The Company is now able to present GAAP MD&A in a meaningful way, as the results of operations for the quarterly periods in 2009 are directly comparable to the corresponding periods in 2008.  Similarly, the full year presentation of 2009 as compared to 2008 will also be directly comparable.  In its Form 10-K for 2009, the Company will be required to compare results of operations of 2008 to 2007, which will present a comparability problem due to the GFA merger having occurred in 2007.  However, in its Form 10-K for 2009, the Company would not object if the Staff were to prohibit the Company from presenting its results of operations for 2007 as compared to 2008 on an operating basis, although the Company maintains its belief that such presentation is the most meaningful to investors.

Predecessor Financial Statements:

The Company agrees with the Staff’s comment with respect to the inclusion of audited financial statements for GFA in 2006 and in 2007 up and until the date of the GFA merger.  However, the Company respectfully submits that it would be an undue hardship on the Company to be required to amend its Form 10-K for the year ended December 31, 2008 to include audited financial statements for GFA for 2006 and for the pre-merger portion of 2007.  Furthermore, the Company believes that, due to the passage of time and the abundance of financial information previously provided with respect to GFA, this information is not material or useful to investors.

Mr. H. Roger Schwall
June 11, 2009

The Company has previously filed audited annual financial statements for GFA for 2006, 2005 and 2004 in a Form 8-K filed on May 25, 2007 (they were incorporated by reference into the Form 8-K from the Company’s Definitive Proxy Statement). Also included in the same Form 8-K filing were unaudited financial statements for GFA for the three months ended March 31, 2007 and 2006 (also incorporated by reference in the Form 8-K) as well as a pro forma presentation for the period ended March 31, 2007.  The Company acknowledges that it has never presented financial statements (audited or unaudited) for GFA for the period from January 1, 2007 until the date of the GFA merger.  However, the Company firmly believes that this information would not provide investors with any additional information that would be relevant now or considered in an investment decision because the information is more than two years removed and no longer relevant to the performance of the Company.  The Company has already provided investors with information for GFA as of each quarter and annually in 2007 as compared to 2006.  Presenting GFA’s audited financial statements for 2007 up until May 21, 2007 for GFA on a stand-alone basis would not provide an investor with any additional relevant information that was not already reflected in the Company’s quarterly and annual financial statements especially in light of the fact that this information is over two years old.

The Company respectfully submits that it would be an undue hardship on the Company to be required to amend its 2008 Form 10-K to include audited financial statements for GFA for 2006 and for the pre-merger portion of 2007.  With respect to 2006, investors have already been provided GFA’s audited financial information and MD&A in the Company’s Definitive Proxy Filing and Form 8-K filed on May 25, 2007.  GFA utilized a different accounting firm than the parent company to perform the 2006 audit.  Therefore, in order for the Company to include the 2006 audited financial statements in an amended 2008 Form 10-K, it would be required to engage another accounting firm (at a significant cost) in order to produce the required audit report for inclusion of such financial statements and perform the down-to-date work necessary to issue the report.  In light of the fact that the Company has already provided audited information for 2006 in other 1934 Act filings, the Company requests that the Staff not require the Company to amend its 2008 Form 10-K to include 2006 audited financial statements.

With respect to the 2007 period up and until the GFA merger, the Company believes the requirement to audit this information would prove to be a hardship.  The Company has never had an audit of this period performed.  We submit that the passage of time and the abundance of detailed financial information already publically available about GFA has rendered this information to be of little relevance at this late date, particularly since there are no comparable periods against which to compare this information.  The Company believes that providing  this information at this time would be a significant cost to the Company and would not be material or useful to investors.

In sum, the Company respectfully requests that the Staff permit the Company to omit these financial statements from its Form 10-K filings in accordance with Rule 3-13 of Regulation S-X and Rule 12b-21 of the 1934 Act.

5.  Comment: We note that you filed a Form 8-K on May 25, 2007 with unaudited interim financial statements of GFA Holdings, Inc. and Subsidiary and pro-forma financial information relating to your acquisition of GFA on May 21, 2007.  Please tell us why you have not filed GFA’s audited annual financial statements as required by Rule 3-05 of Regulation S-X.

Mr. H. Roger Schwall
June 11, 2009

Response:       GFA’s audited annual financial statements required by Rule 3-05 of Regulation S-X were incorporated by reference into the Form 8-K from our Definitive Proxy Statement filed on April 27, 2007.  Please see Item 9.01(a) in our Form 8-K filed on May 25, 2007.

Controls and Procedures, page 33:

6.  Comment: Please expand the disclosure of your management’s annual report on internal control over financial reporting to provide the statement required by Item 308(a)(2) of Regulation S-K.

Response:            In all future filings, we will revise the first paragraph of our report on internal control to reference the framework used by management to evaluate our internal controls.  We will use language similar to the following (new language is underlined):

“Internal Control Over Financial Reporting.  Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our chief executive officer, chief operating officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control - Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2008.”

Financial Statements, page F-1:

Note 2 – Merger with GFA, page F-7:

7.  Comment: We note your disclosure stating, “The amount of goodwill which is carried over from a predecessor acquisition and is deductible for tax purposes is $48.8 million.”  Your disclosure suggests that you are not following the guidance in paragraph 38 of SFAS 141.  Please revise your disclosure and refigure your goodwill as part of your purchase price allocation.

Response:            The Company had recognized approximately $56.8 million of deferred tax liabilities at the date of acquisition related to the acquisition of GFA. (The amount shown in the table in Note 2 also includes approximately $0.5 million of other non-current liabilities). The $56.8 million represents the difference between the assigned values and tax bases of recognized assets acquired and liabilities assumed, as required by paragraph 38 of SFAS 141 and virtually all of this relates to other intangible assets other than goodwill. The Company did not carry over any deferred tax liabilities from GFA. The reference sentence in your comment was included to inform the reader that there is an amount of tax deductible goodwill for which a deferred tax liability will be recorded in the future as required by SFAS 109. Since this sentence apparently caused some confusion, we will delete it from future filings.

Mr. H. Roger Schwall
June 11, 2009

Definitive Proxy Statement on Schedule 14A Filed April 9, 2009:

8.  Comment: Please confirm in writing that you will comply with the following comments in all future filings.  Provide us also with an example of the disclosure you intend to use in each case.  After our review of your responses, we may raise additional comments.

Response:            We hereby confirm that we will provide the responses below in our future filings.

Compensation, page 14:

9.  Comment: We note that you only include disclosure for four named executive officers.  Please explain why you do not have any other executive officers who should be included in such disclosure.  We direct your attention to Item 402(a)(3) of Regulation S-K and Exchange Act Rule 3b-7.

Response:            In accordance with Rule 3b-7 of the Securities Exchange Act of 1934, we have determined that we only have four executive officers.  All policy decisions for the Company are made by these four executive officers.  Our business operates as a “virtual business,” with a relatively small number of employees (60 as of December 31, 2008).  We outsource our manufacturing, distribution and certain selling activities to third parties.  Our four executive officers make up approximately 7% of out total employees.

Base Salary, page 7:

10.  Comment: Please explain the material factors considered in your decision to increase the salary of Mr. Konzelmann.

Response:            Please see page 17 of the definitive proxy statement for description of Base Salary for the factors considered in the decision to increase the salary of Mr. Konzelmann, which states as follows (portions unrelated to this response were omitted):

“Base salary is determined for each individual that reflects the individual’s job responsibilities, experience, value to the Company and demonstrated performance …

In connection with its annual performance reviews and base salary adjustments, if any, the compensation committee will base its determination on a number of factors, including:

Mr. H. Roger Schwall
June 11, 2009

•	the nature and responsibility of the position;

•	the experience of the individual executive;

•	the impact and contribution of the individual executive in assisting the Company to achieve its strategic goals and objectives;

•	the importance of retaining the individual executive along with assessing the market for someone of the executive’s talent and experience;

•	leadership skills;

•	the recommendation of the CEO and COO (except in the case of their own compensation);

•	in the case of the CEO, the input of the nominating and governance committee with respect to the CEO’s performance in the area of corporate governance.”

Equity Incentives, page 19:

11.  Comment: Please explain how you determined the amount of stock options awarded to each of your named executive officers, and if a formula was used.

Response:            We do not utilize a formula to determine the amount of stock options awarded to our named executive officers.  The compensation committee relied on the recommendations of its compensation consultant when it granted the initial awards to the named executive officers (upon such officer being appointed as a named executive officer).  Since initial stock option awards made to the officers upon their respective appointment, the compensation committee has made additional awards, if any, on a case by case basis based upon the same factors considered in making salary adjustments outlined in our response to comment 10.

In future filings, we will use language similar to the following to describe how we determined the amount of stock options to award to our named executive officers:

“The compensation committee relied on the recommendations made by its compensation consultant when it granted each of the named executive officers stock option awards upon each of their respective appointments to serve as a named executive officer.  Since that time, the compensation committee has made additional awards, if any, by considering the same factors it utilizes in making salary adjustments in addition to considering the number of stock options owned by the named executive officer and the option exercise price of those stock options.  Only Robert S. Gluck and Alan S. Gever have received any additional stock option awards after consideration of the awards criteria by the compensation committee in connection with their promotions to the position of Chief Operating Officer and Chief Financial Officer, respectively.

Mr. H. Roger Schwall
June 11, 2009

Non-Qualified Deferred Compensation, page 25:

Comment:             If material, please disclose the information required by Item 402(i)(3)(ii).

12.  Response: The measures for calculating interest and other plan earnings were not material at December 31, 2008.

Director Compensation for 2008, page 29:

13.  Comment: Please disclose the grant date fair value of each option award computed in accordance with FAS 123R.

Response:            In future filings, we will disclose, by footnote to the appropriate column, the grant date fair value of each equity award computed in accordance with FAS 123R.  We will use language similar to the following (the table below appearing in footnote 1 to the director compensation table of our 2008 proxy statement that has been revised as set forth below):

FAS 123(R) Assumptions:

The following table sets forth the FAS 123(R) assumptions used in the calculation of the grant date fair value of the stock options presented in our "Director Compensation Table."

Name	Date of Grant	Number of Options	Weighted average risk-free interest rate	Dividend yield	Weighted average volatility	Expected life of stock options subject to time vesting	Expected life of stock options subject to time vesting	Grant Date Fair Value of Option Awards
All Directors except William E. Hooper	8/7/08	45,000	3.53%	-	37.91%	7 years	-	$160,650	*

William E. Hooper	11/7/08	75,000	3.53%	-	37.91%	7 years	-	$225,000
	11/7/08	75,000	3.53%	-	37.91%	-	10 years	$228,223

* Amount represents the grant date fair value of option awards for each director individually and not in the aggregate.

************************************************

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

Mr. H. Roger Schwall
June 11, 2009

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any additional questions, please contact Norman Matar, General Counsel, at 201-421-3932 or me at 201-421-3916.

Sincerely,

/s/ Alan S. Gever

Executive Vice President and
Chief Financial Officer

CC:          Linda Kelso, Foley & Lardner LLP
 Michael Kirwan, Foley & Lardner LLP
 John Wolfel, Foley & Lardner LLP